RESIGNATION

TO:	GREENLITE VENTURES INC. (the “Company”)

FROM:	BRYAN G. CRANE

I, BRYAN G. CRANE, hereby resign as the Vice President and as a Director of the Company.

I acknowledge to the Company that my resignation is not due to, and has not been caused by, in whole or in part, any disagreement with the Company, whether related to the Company’s operations, policies, practices or otherwise.

Dated effective June 14, 2012.

/s/ Bryan G. Crane
BRYAN G. CRANE